

STATE of DELAWARE
CERTIFICATE of INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is **EUROTELECOM COMMUNICATIONS, INC.**

- **Second:** Its registered office in the State of Delaware is to be located at 3422 Old Capitol Trail, Suite 700, Wilmington, New Castle County, Delaware 19808. The registered agent in charge thereof is Delaware Business Incorporators, Inc.

- **Third:** The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is 100,000,000 shares with a par value of $.001 per share.

- **Fifth:** The name and mailing address of the incorporator are as follows:

  Raj S. Nanvaan
  72-11 Austin Street, Suite 288
  Forest Hills, NY 11375

I, the undersigned, for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this 10th day of March, A.D. 2005.

BY: ______________________
Raj S. Nanvaan

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:05 PM 03/10/2005
FILED 06:05 PM 03/10/2005
SRV 050204516 - 3938451 FILE